SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November 2006

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Prana Biotechnology Raises Approximately US$6 Million to Fully Fund Its Phase IIa Clinical Trial of PBT2 in Patients with Alzheimer’s Disease

Prana Biotechnology Raises Approximately US$6 Million to Fully Fund Its
Phase IIa Clinical Trial of PBT2 in Patients with Alzheimer’s Disease

- Phase IIa Trial to Commence Immediately; Regulatory and Ethics Approval Received

Melbourne, Australia - November 21, 2006 - Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT), today announced it has entered into agreements to raise approximately US$6.0 million (A$7.8 million) from new institutional investors in Australia, existing institutional investors in the United States and a founding member of the Company. As a result, the Company now has US$10.2 million (A$13.3 million) in cash to immediately commence its Phase IIa trial of PBT2 in Patients with early Alzheimer’s disease, for which it has received full regulatory approval in Sweden.

The investment involves the purchase of 21.8 million ordinary shares (equivalent to 2.18 million ADRs) at a price of A$0.357 per ordinary share (approximately US$2.74 per ADR). In addition, the investors receive three-year options to purchase an additional 4.35 million ordinary shares (equivalent to 435,000 ADRs) at an exercise price of A$0.446 per ordinary share (approximately US$3.42 per ADR), which could raise an additional US$1.5 million (A$1.9 million) for the Company.

“We believe these commitments from new and existing investors reinforce the enthusiasm for PBT2 and its potential as an effective treatment for Alzheimer’s disease,” said Geoffrey Kempler, chairman and CEO. “The proceeds raised in this private offering will fully fund the upcoming Phase IIa clinical trial of PBT2 to its conclusion. We are optimistic that this trial will demonstrate the safety and tolerability, as well as the potency and efficacy of PBT2 for the treatment of Alzheimer’s disease. We believe that our drug, unlike any currently available Alzheimer’s drug, could offer a disease modifying therapy for patients, which is of enormous interest to major pharmaceutical companies.”

Prana has received the regulatory and ethics approvals needed to start the Phase IIa study of patients with early Alzheimer’s disease at seven Swedish sites. Screening of patients will commence next week. The Company plans to announce the results of the PBT2 Phase IIa trial in the fourth quarter of calendar 2007.

Mr. Kempler concluded, “PBT2 is one of over 300 proprietary molecules that Prana has developed as candidates to treat a variety of neurodegenerative disorders. We plan to use the balance of the funds raised today for other activities over the next 12 months, designed to strengthen the evidence in support of our MPAC (“Metal Protein Attenuating Compound”) theory and development platform for our target diseases.”

The private placement will proceed in two stages: (1) shares available for immediate issue, which represents a total of approximately A$5.6 million; and (2) the balance to be issued upon the Company receiving shareholder approval at an Extraordinary General Meeting, which is expected to occur on or about December 28, 2006.

Prana Biotechnology had 12.85 million ADRs (128,474,260 ordinary shares) outstanding as of October 13, 2006; this private placement will increase the total issued shares to 15.02 million ADRs (150,238,728 ordinary shares). Each 10 Prana ordinary shares traded on the ASX (ticker: PBT) is equivalent to a single ADR traded on the NASDAQ Stock Market (ticker: PRAN).

About Prana Biotechnology Limited
Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related neuro-degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on From 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

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Contacts:
Investor Relations	Media Relations
Kathy Price	Ivette Almeida
The Global Consulting Group	The Global Consulting Group
T: 646-284-9430	T: 646-284-9455
E: kprice@hfgcg.com	E: ialmeida@hfgcg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date:  November 21, 2006